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40-33

811-12C

DEC 16 2003

03040837

December 16, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
DEC 29 2003
THOMSON FINANCIAL

Re: AllianceBernstein Growth & Income Fund, Inc.

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed in the Superior Court of the State of Massachusetts, Suffolk County, on November 24, 2003 on behalf of Mun Hung, derivatively on behalf of AllianceBernstein Growth & Income Fund, Inc. (the "Fund") against the Fund and the Fund's affiliated parties listed in Appendix A. The Fund makes this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Growth & Income Fund, Inc. and Affiliated Parties

Name	CIK No.	Registration No.	IARD No.
AllianceBernstein Growth & Income Fund, Inc.	0000029292	811-00126	N/A
John D. Carifa, Director	N/A	N/A	N/A
David H. Dievler, Director	N/A	N/A	N/A
John H. Dobkin, Director	N/A	N/A	N/A
William H. Foulk, Jr., Director	N/A	N/A	N/A
Clifford L. Michel, Director	N/A	N/A	N/A
Ruth Block, Director	N/A	N/A	N/A
Donald J. Robinson, Director	N/A	N/A	N/A
Thomas J. Bardong, Officer	N/A	N/A	N/A
Paul L. Rissman, Officer	N/A	N/A	N/A
Craig Ayers, Officer	N/A	N/A	N/A
Frank V. Caruso, Officer	N/A	N/A	N/A
Aryen Glatter, Officer	N/A	N/A	N/A
Edmund P. Bergan, Jr., Officer	N/A	N/A	N/A
Mark D. Gersten, Officer	N/A	N/A	N/A
Susanne M. Lent, Officer	N/A	N/A	N/A
Vincent S. Noto, Officer	N/A	N/A	N/A
Gerald T. Malone, Portfolio Manager	N/A	N/A	N/A

Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
AXA Financial Inc.	0000880002	001-11166	N/A

00250.0073 #450769

Commonwealth of Massachusetts

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
CIVIL ACTION

No. 03-5584

MUN HUNG, Derivatively On Behalf of ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC., Plaintiff(s)

v.

JOHN D. CARIFA, ET AL., Defendant(s)

SUMMONS

To the above-named Defendant: Alliance Capital Management Holding L.P., 1345 Avenue of the Americas, New York, NY

You are hereby summoned and required to serve upon Peter A. Lagorio, Esq. GILMAN AND PASTOR, LLP plaintiff's attorney, whose address is 999 Broadway, Suite 500, Saugus, MA, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at Boston either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Suzanne V. DelVecchio, Esquire, at Boston, the 24th day of November, in the year of our Lord two thousand three.

Michael Joseph Donovan
Clerk/Magistrate

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.
3. TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED

(1) TORT — (2) MOTOR VEHICLE TORT — (3) CONTRACT — (4) EQUITABLE RELIEF — (5) OTHER

FORM CIV.P. 1 3rd Rev.

SUPERIOR COURT OF THE STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

MUN HUNG, Derivatively On Behalf of ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC., Plaintiff, vs. JOHN D. CARIFA, DAVID H. DIEVLER, JOHN H. DOBKIN, THOMAS J. BARDONG, RUTH BLOCK, WILLIAM H. FOULK, JR., CLIFFORD L. MICHEL, DONALD J. ROBINSON, PAUL L. RISSMAN, CRAIG AYERS, FRANK V. CARUSO, ARYEN GLATTER, SUSANNE M. LENT, EDMUND P. BERGAN, JR., MARK D. GERSTEN, VINCENT S. NOTO, GERALD T. MALONE, CHARLES SCHAFFRAN, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA, Defendants. - and - ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC., a Massachusetts Corporation, Nominal Defendant.	Case No. 03-5584 C VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT <u>DEMAND FOR JURY TRIAL</u>

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of AllianceBernstein Growth and Income Fund, Inc. (the "Fund") on behalf of the Fund against certain of its officers and directors seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. The Fund is a citizen of Massachusetts as it is incorporated in Massachusetts. The fore joint contact is sufficient to justify the exercise of personal jurisdiction over all the defendants by the Massachusetts courts.

SUMMARY OF THE ACTION

3. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

4. On September 30, 2003, before the market opened, Alliance Capital Management, L.P. issued a press release revealing that it had been contacted by the Securities and Exchange

Commission ("SEC") and the New York State Attorney General's Office in connection with the regulators' investigation of the mutual fund industry's practices of late trading and market timing. Alliance Capital Management announced that as a result of its own internal investigation, it had identified conflicts of interests with respect to market timing transactions, leading to the suspension of defendant Gerald T. Malone ("Malone"), a portfolio manager of certain AllianceBernstein Funds and defendant Charles Schaffran ("Schraffran"), an executive salesperson of Alliance hedge funds.

5. Subsequently, on October 1, 2003, *The Wall Street Journal* reported that defendants Malone and Schaffran allowed certain investors to make rapid trades in AllianceBernstein Funds that were managed by Malone, in exchange for large investments in certain Alliance hedge funds also managed by Malone. Moreover, the article stated that according to documents produced by Alliance Capital Management pursuant to a subpoena by the Attorney General's Office, Edward Stern of Canary Capital placed late trades through Bank of America for certain AllianceBernstein Funds.

THE PARTIES

6. Plaintiff Mun Hung is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

7. The Fund is a nominal defendant and a corporation organized and existing under the laws of the State of Massachusetts with its headquarters located at 1345 Avenue of the Americas, New York, NY 10105.

8. Defendant John D. Carifa ("Carifa") was, at all times relevant hereto, a director and officer of the Fund.

9. Defendant David H. Dievler ("Dievler") was, at all times relevant hereto, a director of the Fund.

10. Defendant John H. Dobkin ("Dobkin") was, at all times relevant hereto, a director of the Fund.

11. Defendant William H. Foulk, Jr. ("Foulk") was, at all times relevant hereto, a director of the Fund.

12. Defendant Clifford L. Michel ("Michel") was, at times relevant hereto, a director of the Fund.

13. Defendant Ruth Block ("Block") was, at times relevant hereto, a director of the Fund.

14. Defendant Donald J. Robinson ("Robinson") was, at times relevant hereto, a director of the Fund.

15. Defendant Thomas J. Bardong ("Bardong") was, at times relevant hereto, an officer of the Fund.

16. Defendant Paul L. Rissman ("Rissman") was, at times relevant hereto, a officer of the Fund.

17. Defendant Craig Ayers ("Ayers") was, at times relevant hereto, an officer of the Fund.

18. Defendant Frank V. Caruso ("Caruso") was, at times relevant hereto, an officer of the Fund.

19. Defendant Aryen Glatter ("Glatter") was, at times relevant hereto, an officer of the Fund.

20. Defendant Edmund P. Bergan ("Bergan") was, at times relevant hereto, an officer of the Fund.

21. Defendant Mark D. Gersten ("Gersten") was, at times relevant hereto, an officer of the Fund.

22. Defendant Susanne M. Lent ("Lent") was, at times relevant hereto, an officer of the Fund.

23. Defendant Vincent S. Noto ("Noto") was, at times relevant hereto, an officer of the Fund.

24. Defendant Malone was, at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds.

25. Defendant Schaffran was, at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors.

26. The Defendants listed in ¶¶8-25 are collectively referred to herein as the "Individual Defendants."

27. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through

defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, NY 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls Alliance Capital Management and the AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7% of the outstanding shares of Alliance Capital Management. Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds throughout the Relevant Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, NY 10105.

28. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding and a 1% general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York, NY 10005.

29. Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, NY 10104. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7% economic interest in Alliance Capital Management as of March 31, 2003.

30. The Defendants listed in ¶¶27-29 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

31. By reason of their positions as directors and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary

obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

32. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

33. Each officer, director and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets and the highest obligations of fair dealing. In addition, as officers, directors and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

34. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, directors and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

35. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund and was at all times acting within the course and scope of such agency.

36. To discharge their duties, the officers, directors and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the officers, directors and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

37. Each defendant, by virtue of his, her, or its position as a officer, director and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers, directors and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, directors and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

38. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra* and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

39. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct

herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

40. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

41. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

42. The purpose and effect of the defendants' conspiracy, common enterprise and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred customers so they could protect and enhance their executive, officer, director and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

43. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, directors and advisors, each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

44. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

45. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Alliance Capital Management, as manager of the Fund, profited from fees charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in AllianceBernstein funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

46. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund

manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

47. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

48. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

49. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities

in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

50. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

51. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

52. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

53. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

54. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full- scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investor losses.
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform ... (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

55. According to mutual fund orders and other records obtained by the Attorney General's Office, the Canary used an AllianceBernstein Fund for its late trading and market timing practices. According to the records, Canary sold shares of Alliance Growth & Income Fund and invested the proceeds in an Alliance money market fund in a late trade submitted t 6:31 p.m. on January 13, 2003.

49. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."

In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

50. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

51. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors and fund-company executives alike are looking at some uneasy times."

52. On September 30, 2003, Alliance Capital Management announced in a press release published over PR Newswire that the New York State Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> [B]ased on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, ***it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund and the other of whom is an executive involved with selling Alliance Capital hedge fund products.***

53. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as defendants Malone and Schaffran. The article revealed that Alliance Capital

Management had been subpoenaed by the New York State Attorney General's Office early on in its inquiry into the mutual fund industry and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> ***[C]ertain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone.***
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds.
>
> * * *
>
> As previously reported, [defendant ***Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.***

In addition to the AllianceBernstein Technology Fund, the article stated that defendant Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

The Prospectuses Were Materially False and Misleading

54. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

55. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> HOW THE FUNDS VALUE THEIR SHARES
>
> The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

56. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> ***Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.*** Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.
>
> * * *
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). ***Exchanges of shares are made at the next determined NAV, without sales or service charges.*** You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days' written notice.
>
> HOW TO SELL SHARES
>
> You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. ***Your sales price will be the next-determined NAV***, less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days).

57. The Prospectuses falsely stated that Alliance Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 31, 2003 AllianceBernstein Technology Fund Prospectus and the AllianceBernstein All-Asia Investment Fund Prospectus stated as follows:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.
>
> In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. That defendants had entered into an agreement allowing the favored investors to time their trading of the AllianceBernstein Funds shares;

b. That, pursuant to that agreement, the favored investors regularly timed their trading in AllianceBernstein shares;

c. That, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary AllianceBernstein Funds investors, that the favored investors should have been required to pay, pursuant to stated AllianceBernstein Funds' policies;

d. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

e. That the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management because of the AllianceBernstein Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Alliance Capital Management by the AllianceBernstein Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. The Fund is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

61. Plaintiff has not made a written demand of the current Board of Directors as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

62. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein and remains a fundholder of the Fund.

63. The current directors of the Fund consists of the following seven individuals: defendants Carifa, Dievler, Dobkin, Block, Foulk, Michel and Robinson. Plaintiff has not made any demand on the present directors of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The directors and senior management participated in the wrongs complained of herein. The Fund's directors are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as directors, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund directors cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication and improper delegation that has resulted in the very conduct complained of herein;

b. The directors of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties;

c. In order to bring this suit, all of the directors of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by the directors, the Fund's officers and advisors and these acts are incapable of ratification;

e. Each of the directors of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current directors of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the directors have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and directors are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these directors were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current directors will not cause the Fund to sue them, since they will face a large uninsured liability.

64. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current directors have failed and refused to seek to recover for the Fund for any of the wrongdoing alleged by plaintiff herein.

65. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

66. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

67. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

68. The defendants and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

69. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

70. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

71. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

72. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

73. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

74. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

75. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

76. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

77. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

78. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

79. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

80. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

81. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

82. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

83. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

84. As a result of the waste of corporate assets, the defendants are liable to the Fund.

85. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

86. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

87. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

88. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants and each of them and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants and each of them and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November 24, 2003

Peter A. Lagorio (BBO #567379)
David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: 781/231-7850
Facsimile: 781/231-7840

FARUQI & FARUQI
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

Attorneys for Plaintiff

VERIFICATION

Mr. Mun Hung states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

______________________	11/03/03
Mun Hung	Date